UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NaaS Technology Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

62955X995**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The CUSIP number relates to the American Depository Shares of NaaS Technology Inc. (the “Issuer”), each representing 10 Class A Ordinary Shares of the Issuer.

CUSIP No. 62955X995	13G	Page 2 of 8

1	Names of reporting persons Bain Capital Rise Education IV Cayman Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 109,582,020 Class A Ordinary Shares
	7	Sole dispositive power 0
	8	Shared dispositive power 109,582,020 Class A Ordinary Shares

9	Aggregate amount beneficially owned by each reporting person 109,582,020 Class A Ordinary Shares
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 13.4%
12	Type of reporting person CO

CUSIP No. 62955X995	13G	Page 3 of 8

1	Names of reporting persons BCPE Nutcracker Cayman, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 18,722,140 Class A Ordinary Shares
	7	Sole dispositive power 0
	8	Shared dispositive power 18,722,140 Class A Ordinary Shares

9	Aggregate amount beneficially owned by each reporting person 18,722,140 Class A Ordinary Shares
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 2.3%
12	Type of reporting person PN

CUSIP No. 62955X995	13G	Page 4 of 8

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is NaaS Technology Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China.

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Rise Education IV Cayman Limited, a Cayman Islands limited company (the “BC Rise IV”), and BCPE Nutcracker Cayman, L.P., a Cayman Islands exempted limited partnership (“BCPE Nutcracker” and, together with BC Rise IV, the “Reporting Persons”).

BC Rise IV is owned by Bain Capital Asia Integral Investors, L.P., a Cayman Islands limited partnership (“Asia Integral”), whose general partner is Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”).

BCI is the manager of Bain Capital Investors Asia IV, LLC, a Cayman Islands limited liability company (“Asia IV GP”), which is the general partner of Bain Capital Asia Fund IV, L.P., a Cayman Islands exempted limited partnership (“Asia Fund IV”), which is the manager of BCPE Nutcracker GP, LLC, a Cayman Islands limited liability company (“BCPE Nutcracker GP” and, together with the Reporting Persons, Asia Integral, BCI, Asia IV GP and Asia Fund IV, the “Bain Capital Entities”), which is the general partner of BCPE Nutcracker.

As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons. Voting and investment decisions with respect to securities held by the Reporting Persons are made by the partners of BCI.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c). Citizenship

Each of the Reporting Persons, Asia Integral, Asia IV GP, Asia Fund IV and BCPE Nutcracker GP are organized under the laws of the Cayman Islands. BCI is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities

The class of equity securities of the Issuer to which this Schedule 13G relates is Class A Ordinary Shares, par value $0.01 per share (the “Class A Ordinary Shares”).

Item 2(e). CUSIP Number

The CUSIP number of the Issuer’s American Depositary Shares is 62955X995. Each American Depositary Share represents 10 Class A Ordinary Shares.

CUSIP No. 62955X995	13G	Page 5 of 8

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2023, BC Rise IV held 109,582,020 Class A Ordinary Shares, in the form of American Depositary Shares, representing approximately 13.4% of the Issuer’s outstanding Class A Ordinary Shares and approximately 1.8% of the Issuer’s total voting power, and BCPE Nutcracker held 18,722,140 Class A Ordinary Shares, in the form of American Depositary Shares, representing approximately 2.3% of the Issuer’s outstanding Class A Ordinary Shares and approximately 0.3% of the Issuer’s total voting power.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 128,304,160 Class A Ordinary Shares, representing approximately 15.7% of the Issuer’s outstanding Class A Ordinary Shares and approximately 2.1% of the Issuer’s total voting power.

The percentage of the Issuer’s outstanding Class A Ordinary Shares and total voting power held by the Reporting Persons are based on (a) 818,016,341 Class A Ordinary Shares outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 22, 2023, (b) 245,775,236 Class B Ordinary Shares, par value $0.01 per share (the “Class B Ordinary Shares”), outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 22, 2023, and (c) 1,381,772,536 Class C Ordinary Shares, par value $0.01 per share (the “Class C Ordinary Shares”), outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 22, 2023. Holders of Class A Ordinary Shares are entitled to one vote per share. Holders of Class B Ordinary Shares and Class C Ordinary Shares are entitled to ten votes per share and two votes per share, respectively.

CUSIP No. 62955X995	13G	Page 6 of 8

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

BC Rise IV	109,582,020 Class A Ordinary Shares

BCPE Nutcracker	18,722,140 Class A Ordinary Shares

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

BC Rise IV	109,582,020 Class A Ordinary Shares

BCPE Nutcracker	18,722,140 Class A Ordinary Shares

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

CUSIP No. 62955X995	13G	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2024

Bain Capital Rise Education IV Cayman Limited

By:	/s/ David Gross-Loh
	Name:	David Gross-Loh
	Title:	Director

BCPE Nutcracker Cayman, L.P.

By:	BCPE Nutcracker GP, LLC,

its general partner

By:	Bain Capital Asia Fund IV, L.P.,

its manager

By:	Bain Capital Investors Asia IV, LLC,

its general partner

By:	Bain Capital Investors, LLC,

its manager

By:	/s/ David Gross-Loh
	Name:	David Gross-Loh
	Title:	Partner